UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

     (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                    to

Commission file number 1-8207

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Maintenance Warehouse FutureBuilder

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc.

2455 Paces Ferry Road, NW
Atlanta, GA 30339

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Maintenance Warehouse FutureBuilder
Date: June 28, 2004	By:	/s/ Ileana L. Connally
Ileana L. Connally
Member of The Maintenance Warehouse FutureBuilder Administrative Committee

THE MAINTENANCE WAREHOUSE FUTUREBUILDER

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm)

THE MAINTENANCE WAREHOUSE FUTUREBUILDER

Report of Independent Registered Public Accounting Firm

The Administrative Committee
The Maintenance Warehouse FutureBuilder:

We have audited the accompanying statements of net assets available for benefits of The Maintenance Warehouse FutureBuilder (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Maintenance Warehouse FutureBuilder as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
May 6, 2004

THE MAINTENANCE WAREHOUSE FUTUREBUILDER

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments (note 5)	$18,454,099	10,744,372

Receivables:
Participant contributions receivable	66,575	—
Employer contributions receivable	560,532	559,213

Total receivables	627,107	559,213

Net assets available for benefits	$19,081,206	11,303,585

See accompanying notes to financial statements.

THE MAINTENANCE WAREHOUSE FUTUREBUILDER

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions (reductions) to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (note 5)	$4,055,724	(4,497,541)
Interest and dividend income	103,986	80,043

Total investment income (loss)	4,159,710	(4,417,498)

Contributions:
Participants	2,311,148	1,593,398
Employer	2,351,582	2,187,869

	4,662,730	3,781,267

Total additions (reductions)	8,822,440	(636,231)

Deductions from net assets attributed to:
Benefits paid to participants	1,012,780	971,106
Administrative expenses	32,039	62,430

Total deductions	1,044,819	1,033,536

Net increase (decrease)	7,777,621	(1,669,767)
Net assets available for benefits:
Beginning of year	11,303,585	12,973,352

End of year	$19,081,206	11,303,585

See accompanying notes to financial statements.

THE MAINTENANCE WAREHOUSE FUTUREBUILDER

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

The following description of The Maintenance Warehouse FutureBuilder (the Plan) is provided for general information only. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering substantially all employees of The Home Depot Supply, Inc. (the Company) — (formerly known as Maintenance Warehouse/America Corp.) and the employees of certain subsidiaries. Employees are eligible to become participants on the first quarterly entry date (January, 1, April 1, July 1, October 1) following the completion of 12 months of service and 1,000 hours. The Plan excludes leased employees, nonresident aliens, and employees covered by a collective bargaining agreement. In December 1999, the Plan was amended and combined in a master trust with The Home Depot FutureBuilder. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Administrative Committee made up of employees of Home Depot U.S.A., Inc.

(b)	Contributions

Participants may elect to contribute up to 50% of their pretax compensation to the Plan. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. The Company provides matching contributions of 150% of the first 2% of eligible compensation contributed by a participant and 100% of the next 3% to 5% of eligible compensation contributed by a participant. Additional amounts may be contributed at the option of the Company’s board of directors. The Company’s matching contribution is invested based on the direction of the participant with investment in The Home Depot, Inc. Common Stock Fund as a default if no direction is given.

Effective January 1, 2000, eligible nonhighly compensated employees receive a supplemental annual matching contribution of 4.5% of compensation. Eligible employees were employed on or before July 1, 1999 and are actively employed at December 31 of each calendar year. In addition, the participant must have enrolled in the Plan on or before December 31, 1999 and continuously contributed at least 3% of compensation to the Plan.

(c)	Participants’ Accounts

The Plan maintains a separate account for each participant to which contributions and investment performance are allocated.

(Continued)

THE MAINTENANCE WAREHOUSE FUTUREBUILDER

Notes to Financial Statements

December 31, 2003 and 2002

(d)	Vesting

Participants are 100% vested in their contributions and net value changes thereon. For employees hired subsequent to July 1, 1999, or former employees rehired after July 1, 1999 at a time when the matching account balance remaining in the Plan is less than 25% vested, the Company’s contributions vest on an increasing percentage basis as follows:

Vesting
Years of service	percentage
Less than 3	0%
3 or more	100%

For employees of the Company as of July 1, 1999 or former employees rehired after July 1, 1999 at a time when the matching account balance remaining in the Plan is at least 25% vested, the Company’s contributions vest on an increasing percentage basis as follows:

Vesting
Years of service	percentage
Less than 2	0%
2 but less than 3	25%
3 or more	100%

(e)	Distributions

Participants are entitled to distribution of their accounts upon retirement, termination of employment, hardship, in the event of death or disability, or certain in-service distributions at age 65. Payments are made in a single lump-sum payment when directed by the participant. A participant may roll over their account balance directly into an eligible retirement plan. In the case of death, the participant’s entire account balance will be paid to the participant’s beneficiary.

(f)	Participant Loans

Loans are permitted to all Plan participants who are employees of the Company. In the aggregate, the amount of a participant’s loan cannot exceed 50% of the present value of the participant’s vested accrued benefit or $50,000, whichever is less. Loans must be adequately secured and bear interest at a reasonable rate as determined by the plan administrator. The Plan provides for repayment of loans over a reasonable period of time not to exceed four years, except that a longer period is allowed for loans used by participants to acquire their residence.

(g)	Forfeited Accounts

Forfeited nonvested accounts are used to first reduce Plan expenses and then to reduce future employer contributions. In 2003 and 2002, $5,488 and $38,980, respectively, in forfeitures were used to reduce Plan expenses.

(Continued)

THE MAINTENANCE WAREHOUSE FUTUREBUILDER

Notes to Financial Statements

December 31, 2003 and 2002

(h)	Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end. The Home Depot, Inc.’s (Parent Company) common stock is valued at quoted market price as obtained from the New York Stock Exchange.

Securities transactions are accounted for on the trade date. Participant loans are carried at cost which approximates fair value.

The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, credit, and individual country and currency risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedule.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrative committee of the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)	Reclassifications

Certain amounts in the prior year have been reclassified to conform with the presentation in the current year.

(f)	Fair Value of Financial Instruments

The Plan’s investments are stated at fair value. In addition, the Administrative Committee of the Plan believes that the carrying amount of receivables and liabilities is a reasonable approximation of the fair value due to the short-term nature of these instruments.

(Continued)

THE MAINTENANCE WAREHOUSE FUTUREBUILDER

Notes to Financial Statements

December 31, 2003 and 2002

(3)	Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated July 16, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Administrative Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

(5)	Investments

The Plan’s investments are held by the Trustee of the Plan, The Northern Trust Company. A description of the investments of the Plan follows:

•	The Home Depot, Inc. Common Stock Fund — Funds are invested in common stock of The Home Depot, Inc.

•	Barclay’s Global Investors Equity Index Stock Fund — Funds are invested in shares of a registered investment company that invests in the common stocks included in Standard & Poor’s 500 Index.

•	Dodge & Cox Stock Fund — Funds are invested in shares of a registered investment company that invests in common stocks of companies that the Fund’s managers believe to be temporarily undervalued by the stock market but have favorable long-term growth prospects.

•	IRT Core Balanced Fund — Funds are invested in shares of a registered investment company that invests in a combination of equity and fixed income securities.

•	Artisan Mid-Cap Fund — Funds are invested in shares of a registered investment company that invests in common stocks of mid-sized companies that display strong growth prospects.

•	T. Rowe Price Science & Technology Fund — Funds are invested in shares of a registered investment company that invests in the common stocks of companies which generate growth primarily through new technological developments.

•	T. Rowe Price Small Cap Stock Fund — Funds are invested in shares of a registered investment company that invests in common stocks of smaller, faster-growing companies that are believed to offer strong potential earnings growth or are undervalued.

•	Templeton Foreign Fund — Funds are invested in shares of a registered investment company that invests in stocks and debt obligations of companies and governments outside the U.S.

•	Primco IRT Stable Value Fund — Funds are primarily invested in short-term debt obligations that mature within one to three years.

(Continued)

THE MAINTENANCE WAREHOUSE FUTUREBUILDER

Notes to Financial Statements

December 31, 2003 and 2002

The fair value of individual investments that represent 5% or more of the Plan’s assets at December 31, 2003 and 2002 are as follows:

	2003	2002
The Home Depot, Inc. Common Stock	$6,261,425	2,640,395
The Home Depot, Inc. Common Stock Fund	1,756,191	903,151
Primco IRT Stable Value Fund	2,527,422	2,374,082
T. Rowe Price Science & Technology Fund	1,711,090	981,802
Barclay’s Global Investors Equity Index Stock Fund	1,677,833	1,223,502
Artisan Mid-Cap Fund	1,169,275	—
Putnam New Opportunities Fund	—	632,091

Effective March 3, 2003, the Investment Committee of the Plan replaced the Putnam New Opportunities Fund with the Artisan Mid-Cap Fund.

During 2003 and 2002, the Plan’s investments appreciated (depreciated) in fair value as follows:

	2003	2002
Net appreciation (depreciation) in fair value:
Registered investment companies	$1,680,143	(1,316,031)
The Home Depot, Inc. Common Stock	2,375,581	(3,181,510)

Net appreciation (depreciation) in fair value	$4,055,724	(4,497,541)

(6)	Investment in Master Trust

Effective December 15, 1999, a Master Trust was established for the investment of assets of the Plan and the assets of The Home Depot FutureBuilder sponsored by the Parent Company. As discussed in note 8, the trust holding assets of The Home Depot FutureBuilder for Puerto Rico were transferred into the Master Trust on April 1, 2002. At December 31, 2002 and 2003, the Plan’s interest in the net assets of the Master Trust was approximately 1%.

(Continued)

THE MAINTENANCE WAREHOUSE FUTUREBUILDER

Notes to Financial Statements

December 31, 2003 and 2002

Summarized financial information of the Master Trust as of December 31, 2003 and 2002 is as follows:

	2003	2002
Assets:
Investments	$1,840,570,967	1,218,130,415
Receivables:
Employee contributions receivable	3,625,139	3,038,569
Employer contributions receivable	2,430,500	2,415,680
Other receivable	440,078	443,168

Total receivables	6,495,717	5,897,417

Total assets	1,847,066,684	1,224,027,832

Liabilities:
Accrued liabilities	335,845	81,019
Payable to broker	2,078,762	2,770,796

Total liabilities	2,414,607	2,851,815

Net assets available for benefits	$1,844,652,077	1,221,176,017

Net assets, investment income, and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans. Investment income for the Master Trust for the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$470,250,909	(941,057,070)
Dividends and interest income	19,757,527	16,836,110

Total investment income (loss)	$490,008,436	(924,220,960)

(7)	Related-Party Transactions

Certain Plan investments include shares of common stock issued by The Home Depot, Inc., the Parent Company. At December 31, 2003 and 2002, the Plan held a combined total of 225,912 and 147,894 shares valued at approximately $35.49 and $23.96 per share, respectively. As the Parent Company of the Plan Sponsor, these transactions qualify as party-in-interest.

Other Plan investments include units of short-term investment funds managed by The Northern Trust Company. The Northern Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

(Continued)

THE MAINTENANCE WAREHOUSE FUTUREBUILDER

Notes to Financial Statements

December 31, 2003 and 2002

(8)	Plan Amendments and Other Plan Changes

Effective January 1, 2002, the Plan was amended to increase the maximum percentage of pretax contributions that participants can contribute each year to the Plan from 15% to 50% of eligible pay (subject to other Plan limitations).

Effective February 1, 2002, the Investment Committee of The Maintenance Warehouse FutureBuilder replaced the Invesco Total Return Fund with the IRT Core Balanced Fund. The Investment Committee also added two new funds to the plan: Dodge & Cox Stock Fund and the T. Rowe Price Small Cap Stock Fund.

Effective April 1, 2002, the assets of The Home Depot FutureBuilder for Puerto Rico were added to the Master Trust. Three defined contribution plans of the Parent Company and its subsidiaries are in one Master Trust.

Effective March 3, 2003, the Investment Committee of The Maintenance Warehouse FutureBuilder replaced the Putnam New Opportunities Fund with the Artisan Mid-Cap Fund.

Effective December 15, 2003, Economy Maintenance Supply Co. became a participating employer of the Plan.

(9)	Subsequent Events

Effective January 1, 2004, the Plan was amended to allow associates to begin making pre-tax contributions and rollovers after their 90th day of employment. The Plan was also amended to clarify that the Company’s matching contribution begins on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) beginning on or after the associate completes 12 months of service or 1,000 hours.

Effective April 29, 2004, the Investment Committee of The Maintenance Warehouse FutureBuilder removed the T. Rowe Price Science and Technology Fund from the Plan.

THE MAINTENANCE WAREHOUSE FUTUREBUILDER

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

				Current
	Identity of issue	Description of investment		value
*	The Home Depot, Inc. Common Stock	176,428	shares of common stock	$6,261,425
*	The Home Depot, Inc. Common Stock Fund	49,484	shares of common stock	1,756,191
	Barclay’s Global Investors Equity Index Stock Fund	51,388	shares of registered investment company	1,677,833
	Dodge & Cox Stock Fund	5,824	shares of registered investment company	662,674
	IRT Core Balanced Fund	75,627	shares of registered investment company	785,009
	Artisan Mid-Cap Fund	45,356	shares of registered investment company	1,169,275
	T. Rowe Price Science and Technology Fund	91,015	shares of registered investment company	1,711,090
	T. Rowe Price Small Cap Stock Fund	11,891	shares of registered investment company	331,532
	Templeton Foreign Fund	68,995	shares of registered investment company	734,110
	Primco IRT Stable Value Fund	2,527,422	shares of registered investment company	2,527,422
	Participant loans		Loans with interest rates ranging from 5.0% to 10.5% and maturity dates through November 15, 2018	837,538

	Total investments			$18,454,099

*	Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.